UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 27, 2006

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 19

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Interim Results”, dated July 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 27, 2006	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Smith & Nephew Interim Results

27 July 2006

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first half ended 1 July 2006.

Q2 Highlights

•     Q2 revenue up 6%* to $686 million

•     Trading profit increased 7% to $138 million

•     EPSA up 1% at 10.8¢**

•     Orthopaedic Reconstruction revenue growth at 7%

–       Successful new knee product launches in the US

–       BIRMINGHAM HIPà Resurfacing System (BHRà) approved in the US, with first surgery in June 2006

•     Orthopaedic Trauma revenues improve with growth of 13%

•     Endoscopy revenue growth of 6%

•     Advanced Wound Management on track

H1 Highlights

•     Group revenue up 6%* to $1,329 million

•     EPSA at 20.5¢**

•     Interim dividend up 10% to 4.10¢

Commenting on the second quarter, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“Smith & Nephew has seen a progressive improvement in the second quarter despite market conditions remaining challenging in the US and greater than expected healthcare cost pressures across Europe. Under these more difficult circumstances, we were able to maintain our sales growth consistent with the first quarter and earnings growth is in line with guidance.

We remain confident in our growth prospects and reconfirm our earnings guidance for the full year. We continue to expect an improved performance in the second half, driven by a strong new product launch programme across all of our businesses, in particular the US launch of our BHR hip resurfacing product which was approved in May.

Techniques for treating the knee are constantly increasing, and through our orthopaedic and endoscopic businesses we have a unique involvement in these treatments. We recently completed both the acquisition of OsteoBiologics, Inc in the high potential field of cartilage repair, and a significant licence for a single injection knee lubricant for

News

osteoarthritic pain relief. These transactions, together with innovative new knee product introductions in the first half of the year, give us an outstanding knee portfolio.”

An analyst presentation to discuss the Company’s second quarter results will be held at 12.00 noon BST / 7.00am EST today, Thursday 27 July. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q206. If interested parties are unable to connect to the web, a listen-only service is available by calling 020 7138 0813 in the UK or 718 354 1359 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation. See note 3 for a reconciliation of these measures to results reported under IFRS.
**	EPSA is stated before the fair value loss made on hedging the proceeds from the disposal of the joint venture, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture. See note 2.

Enquiries

Investors
Adrian Hennah	+44 (0) 20 7401 7646
Chief Financial Officer
Smith & Nephew

Deborah Scott	+44 (0) 20 7960 7256
Financial Dynamics

Media
David Yates	+44 (0) 20 7831 3113
Financial Dynamics – London

Jonathan Birt	+1 (212) 850 5634
Financial Dynamics – New York

Introduction

Smith & Nephew has seen a progressive improvement in the second quarter despite market conditions remaining challenging in the US and greater than expected healthcare cost pressures across Europe. Under these more difficult circumstances, we were able to maintain our sales growth consistent with the first quarter and earnings growth is in line with guidance.

During the first half we have focused on driving forward our strong new product launch programme across all of our businesses. In the second quarter, we launched the BHRà system in the US, the only hip resurfacing product to be FDA approved. At the same time, we have maintained a strict control of costs and have introduced a number of measures which will benefit the Group during the second half and beyond.

Second Quarter Results

Revenue in the quarter was $686 million. This represents growth of 7% as reported, and an underlying growth of 6% after adjusting for movements in currencies, when compared to the same period last year.

Trading profit in the quarter was $138 million, representing growth of 7% as reported. Trading margin was 20% and interest and finance income was $5 million. A tax charge of $41 million at the amended rate for the year of 29.5% resulted in an attributable profit of $102 million before amortisation of acquisition intangibles of $2 million.

Earnings per share before the amortisation of acquisition intangibles were 10.8¢ (54.0¢ per American Depository Share, “ADS”), which was 1% higher than the prior year. This was negatively impacted by the disposal of our joint venture with BSN, and by the loss of net interest income deriving from the dollar/sterling interest rate differences. The total impact on EPSA growth of these one-off items was 7.5% in the quarter.

Orthopaedic Reconstruction

Reconstruction revenues at $228 million grew by 7% compared to the second quarter last year, slightly ahead of the global market. We had an improved quarter in the US with revenue growing at 7% where we have benefited from the introduction of our new knee products and where the separation of our two orthopaedic businesses has begun to have a positive effect. Outside the US, growth at 7% was slower than the previous quarter, mainly due to difficult market conditions in Europe, including surgeon strikes in both Germany and Spain.

Knee revenues grew 10%. Within the US, we are already seeing the benefit from the strong first half programme of new product introductions in knees with revenue growth of 13%. The recently launched LEGIONà Revision Knee contributed strongly and the innovative new JOURNEYà Bi-Cruciate Stabilised Knee System made a very encouraging start. Outside the US, revenues grew by 7%.

Hip revenues grew 2%. Outside the US growth was 7%, whereas within the US hip revenues declined by 2% as indicated below. The BHR system has been a leading product outside the US and the FDA approval in May within the US is a major opportunity.

The first surgery took place on 5 June conducted by a surgeon who was trained at our purpose built training centre in the UK. Training is ahead of schedule, with a total of 75 US-based surgeons having been trained to date, many of whom performed their first surgeries in the quarter. This training is part of an overall programme to train some 400 US surgeons by the end of 2007.

On 30 June, we received a subpoena from the United States Department of Justice, Antitrust Division, requesting documents for the period beginning January 2001 through to the present relating to possible violations of US antitrust laws, in respect of the manufacture and sale of orthopaedic implant devices. Similar enquiries have been directed to a number of Smith & Nephew’s US competitors. We are co-operating fully with this request.

Across the first half of the year, with slower growth in the orthopaedic reconstruction market, we have seen greater competition in the US for individual accounts and in some cases sales representatives. At the time of the divisionalisation of our orthopaedic business into separate Reconstruction and Trauma businesses we were clearly the focus of competitive action. The principal impact of this has been seen on the sales of hips (and trauma fixation products) in the US in both quarters. With the divisionalisation now complete, and with our strong new product roll-out well under way, we have seen progressive improvement in both orthopaedic businesses in the US increasing our confidence in our second half plans.

Orthopaedic Trauma

Trauma revenue growth improved to 13% relative to the same quarter last year at $123 million. Growth in the US was 14% and outside the US 10%.

Notwithstanding the competitor activities mentioned above, fixation products grew in the US by 9% and outside the US by 10%. The quarter’s improved revenue growth in the US benefited from the continued success of our PERI-LOCà Periarticular Locked Plating System for lower extremity indications and we expect to launch an upper extremity version in Q3. In July, we launched our TRIGENà INTERTANà nail for femoral fractures, which further strengthens our internal fixation portfolio going forward.

As expected, growth in Clinical Therapies returned to more normal levels and the second quarter’s revenues were up 22% against the same period last year. In June, we signed a worldwide licensing agreement with Q-Med AB in Sweden to market DUROLANE®, a single-injection hyaluronic acid therapy for the treatment of osteoarthritis of the knee and hip. This licence will further broaden our product offering in this area. The initial consideration was $10 million with up to $59.5 million of further milestones payable depending on regulatory approvals and sales milestones.

Endoscopy

Endoscopy revenue grew 6% to $160 million, with growth in the US of 5% and outside the US of 7%, compared with a year ago. The flow of capital purchases for Digital Operating Room and visualisation was slower than anticipated, principally due to healthcare funding uncertainties in major markets. Taken together, these two sectors grew 3%. Nonetheless, we have received positive feedback on our CONDORà Control System which has attracted significant interest for the future and we have a strong order book for those sectors going into the second half.

Repair revenues continued to grow strongly with the successful launches of the CALAXOà Osteoconductive Interference Screw and the BIORAPTORà Suture Anchor, contributing to its 18% growth. Resection and access revenues were flat, consistent with the prior year.

The expansion of our hip arthroscopy range during the quarter nearly doubled our revenues from a small base in this new market sector. Hip arthroscopy is an exciting area for the company and we are establishing a leadership position in a market where we expect excellent growth opportunities.

In July, the Endoscopy business acquired OsteoBiologics, Inc (“OBI”), for $72 million in cash, which markets innovative bioabsorbable bone graft substitutes (“BGS”) in Europe to repair cartilage defects in the knee and offers the TRUFITà BGS Plugs in the US as a bone void filler. OBI’s products potentially offer a step change in cartilage repair and are an important addition to Smith & Nephew’s existing comprehensive arthroscopy portfolio.

On 21 June, Michael Frazzette was appointed President of the Endoscopy business. Michael brings extensive senior executive experience in the healthcare industry to this post.

Advanced Wound Management

Advanced Wound Management revenues were flat at $175 million, compared to the second quarter of last year. This was after a 4% dilution effect as a result of the exit from DERMAGRAFTà and its related products. After adjusting for the DERMAGRAFT dilution, which principally affects US sales, the strong US growth of 14% in the quarter compensated for tougher market conditions outside the US where revenue was 1% up overall, due to flat growth in the UK and a decline of 5% in Germany, where healthcare cost pressures are greatest.

Our major woundcare brands, ALLEVYNà dressings and ACTICOATà antimicrobial silver dressings, continued their strong growth record with 9% and 12% revenue growth respectively. Revenues benefited from a number of new product launches in the quarter, including the European launch of new and improved versions of ALLEVYN Adhesive and ALLEVYN Sacrum, the launch of ACTICOAT Moisture Control in Europe and FDA approval of expanded labelling for our VERSAJETà hydrosurgical wound debrider to include burns indications. The new ALLEVYN products have been well received and we are making strong headway in driving our competitive advantage in this area. These dressings promote faster healing as a result of their more breathable top film and improved speed of absorption.

Half Year Results

Reported revenues increased by 5% to $1,329 million compared to the same period last year, with underlying growth at 6%.

Trading profit in the half year was up 5% to $265 million. Trading margin was the same as a year ago at 20%, in line with expectations. Interest and finance income was $9 million. A tax charge of $81 million at the amended rate for the year of 29.5% resulted in an adjusted attributable profit of $193 million before fair value loss, taxation thereon, the amortisation of acquisition intangibles of $4 million, and the gain on the disposal of the joint venture.

Earnings per share before the gain on disposal of the joint venture, fair value loss, taxation thereon, and the amortisation of acquisition intangibles was 20.5¢ (102.5¢ per American Depository Share, “ADS”), 2% lower than last year’s comparator having been negatively impacted by the disposal of our joint venture with BSN and by the loss of net interest income deriving from the dollar/sterling interest rate differences. The total impact on EPSA growth of these one-off items was 7.5% in the half year. Reported earnings per share were 55.2¢ (276.0¢ per ADS). A reconciliation of EPSA to reported earnings per share is provided in note 2 to the accounts.

Operating cash flow, defined as cash generated from operations less capital expenditure, was $100 million. This is a trading profit to cash conversion ratio of 49%, before rationalisation and integration expenditure of $13 million and $16 million of funding of settlement payments to patients in respect of macrotextured revisions which are not being reimbursed by insurers, and compares with 38% a year ago.

A first interim dividend of 4.10¢ per share (20.5¢ per ADS) will be paid on 10 November 2006 to shareholders on the register at the close of business on 20 October 2006. This represents a 10% increase on the dollar equivalent of the 2005 sterling interim dividend in line with our current dividend policy. For UK resident shareholders and those other shareholders who have elected to receive their dividends in sterling, the sterling amount payable for the first interim dividend will be 2.21 pence per share.

Board

At the Annual General Meeting in April, John Buchanan was appointed as Chairman of Smith & Nephew, succeeding Dudley Eustace after his retirement. In June, the former Chief Financial Officer of Invensys plc, Adrian Hennah, joined the company as Chief Financial Officer on Peter Hooley’s retirement.

Outlook

We remain confident in the medium and long-term growth potential of all of our businesses, and are encouraged by the impact of the new products that have been launched in the first half of 2006.

Looking ahead to the rest of 2006, we confirm the earnings guidance given at the time of our Q1 results in April. In Orthopaedics, we expect the success of our new product programme to enable us, on a combined basis, to grow in low double digits for the full year. We expect stronger growth in Endoscopy during the second half, with growth in high single digits for the full year. We expect Advanced Wound Management growth in low single digits.

We also reconfirm our EPSA growth guidance given in the first quarter, except that, as announced on 11 July, the OBI acquisition will reduce earnings for the year by approximately 1%. For the full year this is after a negative impact on EPSA growth of approximately 7.5% as a result of the BSN JV disposal and the loss of net interest income from interest rate differentials.

The success of our recent product launches, especially the LEGIONà and JOURNEYà knees and the BHRà hip in the US, continue to give us confidence for progressively stronger growth in the second half of the year and into 2007.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales in excess of $2.6 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement

for the 3 months and 6 months to 1 July 2006

3 Months 2005 A $m	3 Months 2006 $m		Notes	6 Months 2006 $m	6 Months 2005 A $m
642	686	Revenue	3	1,329	1,270
(167)	(172)	Cost of goods sold		(336)	(323)
(317)	(346)	Selling, general and administrative expenses		(669)	(634)
(29)	(30)	Research and development expenses		(59)	(60)

129	138	Trading profit	4	265	253
(3)	(2)	Amortisation of acquisition intangibles		(4)	(6)

126	136	Operating profit	4	261	247
7	4	Interest receivable		11	15
(5)	(1)	Interest payable		(5)	(10)
—	2	Other finance income		3	—
—	—	Loss on hedge of the sale proceeds of the joint venture		(3)	—

128	141	Profit before taxation		267	252
(39)	(41)	Taxation	6	(80)	(77)

89	100	Profit from continuing operations		187	175
—	—	Discontinued operations: Net profit on disposal of the joint venture	7	332	—
8	—	Share of results of the joint venture	7	—	15

97	100	Attributable profit		519	190

		Earnings per share
		Including discontinued operations:
10.4 ¢	10.7 ¢	Basic		55.2 ¢	20.3 ¢
10.3 ¢	10.6 ¢	Diluted		54.9 ¢	20.1 ¢

		Excluding discontinued operations:
9.5 ¢	10.7 ¢	Basic		19.9 ¢	18.7 ¢
9.4 ¢	10.6 ¢	Diluted		19.8 ¢	18.5 ¢

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 – see Note 1.

Unaudited Group Statement of Recognised Income & Expense

for the 3 months and 6 months to 1 July 2006

3 Months 2005 A $m	3 Months 2006 $m		6 Months 2006 $m	6 Months 2005 A $m
(71)	19	Translation differences on foreign currency net investments	45	(94)
—	—	Cumulative translation adjustment on disposal of the joint venture	(14)	—
9	(4)	(Losses)/gains on cash flow hedges	(6)	19
(40)	6	Actuarial gains/(losses) on defined benefit pension plans	43	(40)
13	(1)	Taxation on items taken directly to equity	(13)	13

(89)	20	Net income/(expense) recognised directly in equity	55	(102)
97	100	Attributable profit	519	190

8	120	Total recognised income and expense	574	88

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Group Balance Sheet as at 1 July 2006

31 Dec 2005 A $m		Notes	1 July 2006 $m	2 July 2005 A $m
	ASSETS
	Non-current assets
589	Property, plant and equipment		627	578
673	Intangible assets		723	695
10	Investments		10	10
—	Investment in joint venture		—	218
—	Non-current receivables		—	1
131	Deferred tax assets		108	143

1,403			1,468	1,645
	Current assets
610	Inventories		680	611
620	Trade and other receivables		638	583
10	Current asset derivatives		—	10
151	Cash and bank		377	96

1,391			1,695	1,300
218	Held for sale – investment in joint venture		—	—

3,012	TOTAL ASSETS		3,163	2,945

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
203	Called up equity share capital		189	203
299	Share premium account		318	290
(4)	Own shares		(1)	(4)
984	Accumulated profits and other reserves		1,507	884

1,482	Total equity	9	2,013	1,373

	Non-current liabilities
211	Long-term borrowings		16	207
190	Retirement benefit obligation		156	292
16	Other payables due after one year		4	7
48	Provisions – due after one year		53	47
53	Deferred tax liabilities		33	74

518			262	627

	Current liabilities
227	Bank overdrafts and loans due within one year		131	206
452	Trade and other payables		440	447
91	Provisions – due within one year		59	78
29	Current liability derivatives		1	12
213	Current tax payable		257	202

1,012			888	945

1,530	Total liabilities		1,150	1,572

3,012	TOTAL EQUITY AND LIABILITIES		3,163	2,945

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement

for the 3 months and 6 months to 1 July 2006

3 Months 2005 A $m	3 Months 2006 $m		6 Months 2006 $m	6 Months 2005 A $m
		Net cash inflow from operating activities
126	136	Operating profit	261	247
37	41	Depreciation and amortisation	77	72
3	5	Share based payment expense	9	7
(57)	(41)	Movement in working capital and provisions B	(117)	(145)

109	141	Cash generated from operations	230	181
2	3	Net interest received	6	5
(42)	(36)	Income taxes paid	(63)	(60)

69	108	Net cash inflow from operating activities	173	126

		Cash flows from investing activities
(14)	(3)	Acquisitions	(7)	(17)
—	(8)	Disposal of joint venture C	543	—
—	—	Dividends received from the joint venture C	—	11
(60)	(72)	Capital expenditure	(130)	(109)

(74)	(83)	Net cash used in investing activities	406	(115)

(5)	25	Cash flow before financing activities	579	11

		Cash flows from financing activities
7	2	Proceeds from issue of ordinary share capital	5	9
(56)	(57)	Equity dividends paid	(57)	(56)
23	7	Cash movements in borrowings	(263)	13
1	(5)	Settlement of currency swaps	(3)	5

(25)	(53)	Net cash used in financing activities	(318)	(29)

(30)	(28)	Net increase in cash and cash equivalents	261	(18)
53	360	Cash and cash equivalents at beginning of period	65	44
(2)	(3)	Exchange adjustments	3	(5)

21	329	Cash and cash equivalents at end of period D	329	21

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.
B	After $16 million (2005 – $22 million) unreimbursed by insurers relating to macrotextured knee revisions and $13 million (2005 – $3 million) of outgoings on rationalisation, acquisition and divestment costs.
C	Discontinued operations accounted for $543 million (2005 – $11 million) of net cash flow from investing activities.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $48 million (2005 – $75 million).

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

1.	Except as detailed below, the financial information for the three months and six months has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2005.

As the Group’s principal assets and operations are in the US and the majority of its operations are conducted in US Dollars, the Group changed its reporting currency from Pounds Sterling to US Dollars with effect from 1 January 2006. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently, its functional currency became the US Dollar. Financial information for prior periods has been restated from Pounds Sterling into US Dollars in accordance with IAS 21.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2005, which have been delivered to the Registrar of Companies.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments.

Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 941 million (2005 – 937 million). The diluted weighted average number of ordinary shares in issue is 945 million (2005 – 944 million).

3 Months 2005 $m	3 Months 2006 $m		6 Months 2006 $m	6 Months 2005 $m
97	100	Attributable profit	519	190
		Adjustments:
3	2	Amortisation of acquisition intangibles	4	6
—	—	Net profit on disposal of the joint venture	(332)	—
—	—	Loss on hedge of the sale proceeds of the joint venture	3	—
—	—	Taxation on excluded items	(1)	—

100	102	Adjusted attributable profit	193	196

10.7¢	10.8¢	Adjusted earnings per share	20.5¢	20.9¢
10.6¢	10.8¢	Adjusted diluted earnings per share	20.4¢	20.8¢

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

3.	Revenue by segment for the three months and six months to 1 July 2006 was as follows:

3 Months 2005 $m	3 Months 2006 $m		6 Months 2006 $m	6 Months 2005 $m	Underlying growth in revenue %
					3 Months	6 Months
		Revenue by business segment
212	228	Orthopaedic Reconstruction	449	423	7	7
108	123	Orthopaedic Trauma	231	210	13	11
150	160	Endoscopy	317	301	6	7
172	175	Advanced Wound Management	332	336	—	1

642	686		1,329	1,270	6	6

		Revenue by geographic market
311	335	United States	654	618	7	6
205	217	Europe E	420	412	3	4
126	134	Africa, Asia, Australasia & Other America	255	240	8	9

642	686		1,329	1,270	6	6

E	Includes United Kingdom six months revenue of $118 million (2005 - $120 million) and three months revenue of $64 million (2005 - $60 million).

The Orthopaedics segment, that was reported in the full annual accounts of the Group for the year ended 31 December 2005, has been split into two segments: Orthopaedic Reconstruction and Orthopaedic Trauma.

Underlying revenue growth is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Underlying growth in revenue %
6 Months
Orthopaedic Reconstruction	6	1	7
Orthopaedic Trauma	10	1	11
Endoscopy	5	2	7
Advanced Wound Management	(1)	2	1

	5	1	6

3 Months
Orthopaedic Reconstruction	8	(1)	7
Orthopaedic Trauma	14	(1)	13
Endoscopy	7	(1)	6
Advanced Wound Management	2	(2)	—

	7	(1)	6

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

4.	Trading and operating profit by segment for the three months and six months to 1 July 2006 was as follows:

3 Months 2005 $m	3 Months 2006 $m		6 Months 2006 $m	6 Months 2005 $m
		Trading Profit by business segment
54	61	Orthopaedic Reconstruction	118	111
23	24	Orthopaedic Trauma	43	41
30	28	Endoscopy	58	60
22	25	Advanced Wound Management	46	41

129	138		265	253

		Operating Profit by business segment
52	59	Orthopaedic Reconstruction	114	106
23	24	Orthopaedic Trauma	43	41
29	28	Endoscopy	58	59
22	25	Advanced Wound Management	46	41

126	136		261	247

5.	The cumulative number of revisions of the macrotextured knee product was 978 on 1 July 2006 compared with 969 at the end of Quarter One 2006. This represents 33% of the total implanted. Settlements with patients have been achieved in respect of 843 revisions (Quarter One 2006 – 816 settlements). Costs of $95 million are in dispute with insurers and are provided for in full. $59 million of provision remains to cover future settlement costs.

6.	Taxation of $81 million (2005 – $77 million) for the six months on the profit before amortisation of acquisition intangibles, the loss on hedge of the sale proceeds of the joint venture and discontinued operations is based on the full year estimated effective tax rate. Of the $80 million (2005 – $77 million) taxation charge for the six months $62 million (2005 – $60 million) relates to overseas taxation.

7.	On 23 February 2006 the Group sold its 50% interest in the BSN joint venture for cash consideration of $562 million. The net profit of $332 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments and $26 million of transaction costs. In 2005 the share of results of the joint venture for the six months is after interest payable of $1 million and taxation of $7 million. The Group’s discontinued operations earnings per share for the year is: basic 35.3¢ (2005 – 1.6¢) and diluted 35.1¢ (2005 – 1.6¢).

8.	The 2005 second interim dividend of $57 million was paid on 12 May 2006. The first interim dividend for 2006 of 4.10 US cents per ordinary share was declared by the Board on 27 July 2006. UK shareholders will receive 2.21 pence per ordinary share. This is payable on 10 November 2006 to shareholders whose names appear on the register at the close of business on 20 October 2006. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2006 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

9.	The movement in total equity for the six months to 1 July 2006 was as follows:

	2006 $m	2005 $m
Opening equity as at 1 January	1,482	1,338
Attributable profit	519	190
Equity dividends paid	(57)	(56)
Exchange adjustments	31	(107)
(Losses)/gains on cash flow hedges	(6)	19
Actuarial gains/(losses) on defined benefit pension plans	43	(40)
Share based payment recognised in the income statement	9	7
Taxation on items taken directly to equity	(13)	13
Issue of ordinary share capital	5	9

Closing equity	2,013	1,373

10.	Net cash/(net debt) as at 1 July 2006 comprises:

	2006 $m	2005 $m
Cash and bank	377	96
Long-term borrowings	(16)	(207)
Bank overdrafts and loans due within one year	(131)	(206)
Net currency swap liabilities	(1)	(2)

	229	(319)

The movements in the six months were as follows:

Opening net debt as at 1 January	(306)	(232)
Cash flow before financing activities	579	11
Proceeds from issue of ordinary share capital	5	9
Equity dividends paid	(57)	(56)
Exchange adjustments	8	(51)

Closing net cash/(net debt)	229	(319)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months and six months ended 1 July 2006 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 10. We have read the other information contained in the interim report for quarter two and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter two, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter two in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The accounting policies are consistent with those that the directors intend to use in the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies and presentation have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 1 July 2006.

Ernst & Young LLP

London

27 July 2006